Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People‘s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION OF

INDEPENDENT DIRECTOR BY THE CIRC

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 30 May 2016 in relation to, among others, the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the fifth session of the board of directors as the successor of the retiring Director Mr. Anthony Francis Neoh at the Annual General Meeting 2015 (the “AGM”) of the Company held on the same day.

The Company has recently received the approval of qualification of Leung Oi-Sie Elsie as Director issued by the China Insurance Regulatory Commission (the “CIRC”). Pursuant to the approval, the qualification of Ms. Leung Oi-Sie Elsie as an Independent Director of the Company has been approved by the CIRC. The term of office of Ms. Leung Oi-Sie Elsie commenced on 20 July 2016. With effect from the same day, Ms. Leung Oi-Sie Elsie began to serve as the Chairman of the Risk Management Committee and a member of the Strategy and Investment Decision Committee. Please refer to the circular of the AGM dated 11 April 2016 and the announcement of the Company dated 30 May 2016 for the biographical details of Ms. Leung Oi-Sie Elsie.

With effect from 20 July 2016, being the date when the appointment of Ms. Leung Oi-Sie Elsie became effective, Mr. Anthony Francis Neoh has ceased to be an Independent Director of the Company, the Chairman of the Risk Management Committee and a member of the Strategy and Investment Decision Committee.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 29 July 2016

As at the date of this announcement, the board of director of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie